

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 27, 2006

Mr. Ashley Almanza
Chief Financial Officer
BG Group PLC
100 Thames Valley Park Drive
Reading, R6G 1PT
ENGLAND

> **Re:** **BG Group PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 22, 2006**
> **Forms 6-K for Fiscal Quarters Ended March 31, 2006 and June 30,**
> **2006 filed May 3, 2006 and July 24, 2006**
> **File No. 1-9337**

Dear Mr. Almanza:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Annual Report and Accounts 2005

Operating Results, page 22

1.   We note that your E&P group sells about 70% of its UK gas production under
        various contracts that are not on a short-term basis. Tell us the nature and terms
        of these contracts, and how you account for them. In particular, address any
        material contract terms that have significant impact with regard to your revenue
        recognition policies.

2.   We note the disclosure "unit lifting costs per BOE" and "unit operating
        expenditure per BOE". Please identify and disclose the following regarding this
        information:
        •   The source of the data used,
        •   How management uses these measures,
        •   The limitations of the measures and
        •   Whether the measures are comparable to other like measures disclosed by
            other companies.

3.   On a related note, tell us whether you consider these measures to be non-GAAP
        measures, as defined by Item 10(e)(2) of Regulation S-K. If you do consider
        them non-GAAP measures, supplementally explain why it is appropriate to
        disclose it in Commission filings based on the conditions identified in Item
        10(e)(1)(ii). If it is determined that it is appropriate to disclose the non-GAAP
        measures in Commission filings, provide the disclosure required by Item
        10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use
        of Non-GAAP Financial Measures, which can be located at
        http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Cash flow before financing, page 26

4.   We note the disclosure "cash flow before financing costs". Tell us whether you
        consider this disclosure a non-GAAP measure, as defined by Item 10(e)(2) of
        Regulation S-K. If so, provide the disclosure required by Item 10(e)(1)(i). In
        addition, in your response, please describe how management uses this measure
        and why you believe it is useful information to an investor.

Principal Accounting Policies

Revenue Recognition, page 64

5.   Disclose your revenue recognition policies for gas sales under long-term contracts discussed on page 22, as required by International Accounting Standard (IAS) Number 18, paragraph 35.

Exploration Expenditure, page 64

6.   You have disclosed your policy with regard to impairment testing is performed at the cash generating unit level under IFRS. Tell us if any difference in impairment amounts recognized under IFRS resulted from this analysis performed at the cash generating unit level as compared to the grouping of long lived assets to be held and used under U.S. GAAP, specifically Statement of Financial Accounting Standards (SFAS) 144, paragraphs 10 through 14. If impairments recognized under these standards differ, please expand and revise the disclosures in your footnote 21 discussion of U. S. Generally Accepted Accounting Principles (GAAP) to address them. In your response, please also identify any reversals of prior impairment amounts that have been recognized in the financial statements presented under IFRS.

Commodity Instruments (from January 1, 2005), page 65

7.   We note certain gas contracts and related derivative instruments associated with the purchase and re-sale of third-party gas are presented on a net basis in the financial statements. Please provide an example of such arrangements and how they are accounted for under IFRS. In addition, please tell us if or how these arrangements differ from buy-sell arrangements under US GAAP and the differences, if any, in accounting for such arrangements under the guidance of EITF 04-13.

Note 2 – Segmental Analysis and Results Presentation, page 71

8.   We note your disclosure of "Business Performance" on a segment basis and discussion of such presentation on a segment basis to provide readers with a more clear and consistent understanding of your performance under requirements of IAS 14. However, we also note you have disclosed and discussed this measure throughout your filing, outside of the disclosure requirements of IAS 14, on a consolidated basis. Please note we believe the presentation of business performance on a consolidated basis is subject to the provisions of Item 10(e) of Regulation S-K. We refer you to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003 for further guidance. It remains unclear whether the disclosure of business

performance on a consolidated basis is permissible under Item 10(e)(ii). Supplementally tell us why you believe the presentation of this non-GAAP financial measure meets the provisions of Item 10(e) and identify where you have provided the required disclosures within the filing. In your response please address the items discussed in Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003.

9.   Please explain why the geographic areas identified in your segmental analysis presented in Note 2 differ from the geographic areas reported in the supplemental information regarding proved reserves on page 128. In your response, please also address why you have combined Egypt with the Atlantic Basin geographic area.

Note 12 – Other Intangible Assets, page 86

10.   We note you have recorded £340 m in unproved oil and gas reserve expenditures during fiscal year 2004 that relates to the acquisition of a subsidiary. Please expand your disclosures to describe the nature of this amount or tell us where such disclosure is currently located within the document.

11.   We note the use of the term "backfill". Define what this term means.

12.   Please reconcile the amounts reported in the roll forward of activity in other intangible assets during fiscal years 2005 and 2004 with the gross exploration expenditures presented at the bottom of the table on page 22.

Note 23 – Provisions for Other Liabilities and Charges, page 96

13.   Tell us why you have not recorded any new charges in decommissioning costs during fiscal years 2005 and 2004. We would expect new decommissioning obligations to be incurred as new activity is performed each year. For example, as new wells are drilled or other exploration and development activity is performed. In addition, in your response, please tell us how you have accounted for the decommissioning costs associated with MetroGAS upon deconsolidation of its financial results. We may have further comment after reviewing your response.

Note 27 – Commitments and Contingencies

F – Legal Proceedings, page 100

14.   Please expand your disclosure of the dispute between First Gas Power
        Corporation and Siemens to provide the information required by IAS 37,
        paragraphs 84-89, with regard to the suspension of liquidating damages to which
        Siemens is entitled.

Note 30 – Notes to the Consolidated Cash Flow Statement, page 107

15.   IAS 7, paragraphs 18 and 20 state cash flows from operating activities reported
        using the indirect method should be presented by adjusting profit or loss. Tell us
        why you believe your starting point of "Operating profit before share of results
        from joint ventures and associates" meets this requirement.

Note 31 – U.S. Generally Accepted Accounting Principles

g), page 111

16.   With regard to liquidating damages, tell us what specific IAS standard you are
        relying upon to justify this accounting treatment.

i), page 112

17.   We note that the gain on the deconsolidation of MetroGAS will not be recognized
        for U.S. GAAP until all conditions precedent to the restructuring plan are
        resolved. Tell us what U.S. accounting standard you are relying on as the basis
        for this treatment. We may have further comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief